EXHIBIT 99.2

Press Release, dated March 25, 2004, describing the PalmSource Stock Option

Exchange Program

PRESS RELEASE

Contact information
Kip E. Meintzer, Investor Relations	Cynthia Harris, Public Relations
PalmSource, Inc.	PalmSource, Inc.
408.400.1909	408.400.1928
Kip.Meintzer@PalmSource.com	Cynthia.Harris@PalmSource.com

PalmSource Announces Voluntary Option Exchange Program

SUNNYVALE, Calif. – March 25, 2004—PalmSource, Inc. (Nasdaq: PSRC), a leading developer and licensor of platform software that enables mobile information devices, announced today that its Board of Directors has authorized a voluntary stock option exchange program for its employees. Members of the PalmSource Board of Directors and its executive officers will not participate in this program

“This Company’s achievements are based on the talents and efforts of our employees. Retaining and rewarding them is absolutely critical to our continued success and our ability to build long-term shareholder value, “ said David Nagel, president and chief executive officer of PalmSource. “This program balances our need to address employee retention and motivation and our obligation to be responsible to all our shareholders.”

The option exchange offer will be made to all eligible employees for all vested and unvested options with exercise prices equal to or greater than $30.00 per share that were granted on or after November 7, 2003. If tendered for exchange, new options will be granted on a one-for-one basis no sooner than six months and one day after the date of cancellation of the old options, at an exercise price equal to the closing price per share of our common stock on the new option grant date as reported on the Nasdaq National Market during regular trading hours. To encourage our employees to remain with PalmSource, rather than vesting monthly, all new options will vest semiannually in three equal amounts with the first new options vesting six months after the new option grant date, and with respect to more than ninety-five percent of the options eligible for exchange, the vesting period will be extended approximately six months as compared to the old options.

The option exchange program has been structured to comply with FASB Interpretation No. 44 and accordingly PalmSource anticipates that there will be no financial statement charges associated with the exchange program. The company currently has approximately 2.5 million options outstanding held by employees, executive officers and directors. Of this, approximately 1.1 million are eligible for this program.

We expect to file with the Securities and Exchange Commission, in April 2004, a Tender Offer Statement on Schedule TO that will provide additional information concerning the option exchange program, including the detailed terms and conditions thereof.

PalmSource has not commenced the option exchange offer and holders of our options are strongly advised to read the Schedule TO and other documents to be filed with the Securities and Exchange Commission in connection with the option exchange offer when they become available, because they will contain important information. Holders of our options may obtain copies of these documents for free, when available, at the Securities and Exchange Commission website located at www.sec.gov or from the PalmSource Human Resources Department, Attention: Ken Boehm, Telephone Number: (408) 400-3000, facsimile number: (408) 400-1940, e-mail: stock@palmsource.com.

Safe Harbor Statement

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements that refer to plans and expectations for the fourth quarter and the future regarding a planned stock option exchange program. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially, including, without limitation, the following: the response of PalmSource employees to its stock option exchange offer; accounting and tax treatment of the stock option exchange offer; the market price of PalmSource shares; PalmSource’s ability to hire, retain, integrate and motivate sufficient qualified personnel. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in PalmSource’s most recent filings with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the period ended November 28, 2003. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements

About PalmSource

PalmSource, Inc. is the company behind Palm OS, a flexible platform that enables the creation of powerful, innovative and easy-to-use smart mobile devices. We license Palm OS to leading smart mobile information device manufacturers, including Founder Technology, Garmin, GSPDA, Kyocera, Lenovo, palmOne™, Samsung and Sony. Palm OS has attracted a large and loyal following, with approximately 30 million Palm Powered products sold to date. More information about PalmSource is available at www.palmsource.com, http://www.palmsource.co.uk, http://www.palmsource.fr, http://www.palmsource.de and http://www.palmsource.com.cn.

Palm OS and PalmSource are registered trademarks of, and Palm Powered is a trademark of, Palm Trademark Holding Company, LLC. Each trademark, trade name or service mark of any other company appearing in this press release belongs to its holder.

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